SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron to Exhibit New Tool Shop Optimization Solutions at
EuroMold 2005

Givat Shmuel, Israel, – October 28, 2005 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the tooling industry, will present its newly introduced solutions in a new booth at EuroMold.

Most significant among these solutions is a new version of Cimatron’s flagship CAD/CAM suite, Version 7.0 of Cimatron E. CimatronE 7.0 boasts a powerful and productive Mold Design application, with maximum performance to handle large and complex parts. With outstanding Change Management, hybrid CAD functions optimized for tooling, new and improved applicative tools, and enhanced catalog capabilities, CimatronE 7.0 is a best of breed integrated solution for mold designers.

Version 7.0 introduces such breakthrough solutions as the NC Lite complete shop-floor solution, the first commercially available Micro Milling NC application, and advanced 5-axis milling. Additional CimatronE 7.0 features include enhancements of speed, quality and coverage through dedicated tools and functionality.

Dirk Dombert, Cimatron GmbH General Manager stated: ” With more than twenty years of presence in the tooling industry, thousands of mold and die shops around the world already rely on Cimatron to deliver the highest quality tools and shorten delivery times. As a member of EuroMold advisory board and as an exhibitor since its inception, we look forward to this important pan-European event. It is a great opportunity to meet our customers and partners in the mold making industry.”

Visit Cimatron at EuroMold, Nov. 30 – Dec. 3, 2005
Hall 6, B105-B115

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290

Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: October 31, 2005